Exhibit 21.1

SUBSIDIARIES OF R.G. BARRY CORPORATION

State or Other Jurisdiction of Incorporation or Organization
Baggallini, Inc. (formerly known as Barry Holding Co.)	Ohio
Foot Petals, Inc. (formerly known as R.G. Barry International, Inc.)	Ohio
The Dearfoams Company	Ohio
RGB Technology, Inc. (formerly known as Vesture Corporation)	North Carolina
Barry Holdings, Inc.	Ohio